                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                           McCLATCHY NEWSPAPERS, INC.
                                (Name of Issuer)

                               Class A Common Stock
                         (Title of Class of Securities)

                                  579489-10-5
                                 (CUSIP Number)

                                 Wilma C. Flach
             Legal Administrative Director and Corporate Secretary
                           McClatchy Newspapers, Inc.
                                 2100 Q Street
                                 P.O. Box 15779
                              Sacramento, CA 95852
                          Telephone:  (916 321-1828
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                    December 31, 1993 and February 18, 1994
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)





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CUSIP No. 579489-10-5         13D          Page 2 of 17 Pages


_____________________________________________________________

1. NAME OF REPORTING PERSON
   The Central Valley Foundation

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_____________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                    (b) [ ]
_____________________________________________________________

3. SEC USE ONLY
_____________________________________________________________

4. SOURCE OF FUNDS                          Not Applicable
_____________________________________________________________

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_____________________________________________________________

6. CITIZENSHIP OR PLACE OF ORGANIZATION        California
_____________________________________________________________

  NUMBER OF   7. SOLE VOTING POWER                  500,000
   SHARES
                 --------------------------------------------
 BENEFICIALLY
  OWNED BY    8. SHARED VOTING POWER                      0
    EACH
                 --------------------------------------------
  REPORTING
   PERSON     9.  SOLE DISPOSITIVE POWER            500,000
    WITH
                  -------------------------------------------

             10.  SHARED DISPOSITIVE POWER                0

- -------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                               500,000
_____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                            [ ]
_____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11)                                       9.4%
_____________________________________________________________

14.  TYPE OF REPORTING PERSON                           CO
_____________________________________________________________





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CUSIP No. 579489-10-5                 13D                 Page 3 of 17 Pages


Item 1.       Security and Issuer.
  This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc., a Delaware corporation. The principal executive offices of McClatchy Newspapers, Inc. are located at 2100 Q Street, Sacramento, California 95816.

Item 2.       Identity and Background.
  This statement is filed on behalf of The Central Valley Foundation, a California nonprofit public benefit corporation (the "Foundation"), whose principal business and principal office are located at 235 Montgomery Street, Suite 1120, San Francisco, CA 94104. The specific and primary purpose of the Foundation is to engage in charitable and educational activities within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the corresponding provisions of any future United States internal revenue law, to support, benefit, and carry out the purposes of that class of organizations described in Internal Revenue Code Sections 501(c)(3) and either 509(a)(1) or 509(a)(2) whose charitable activities are to (1) defend free speech within the meaning of the First Amendment and without geographical limit, or (2) provide educational assistance to children resident in the Central Valley region of California with particular emphasis on those from bilingual backgrounds, or (3) promote human and civil rights secured by law, primarily in the Central Valley and elsewhere as determined by its Board of





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CUSIP No. 579489-10-5               13D              Page 4 of 17 Pages


Directors. During the last five years, the Foundation has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
  The following information applies to the executive officers and directors of the Foundation:
     (1)      o       Name:  JAMES B. McCLATCHY
              o       Foundation office: President and Director
              o       Residence or business address:
                      McClatchy Newspapers, Inc.
                      2100 Q Street
                      P. 0. Box 15779
                      Sacramento, CA  95852

              o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                      Publisher, McClatchy Newspapers, Inc., a Delaware corporation, with a principal business address of 2100 Q Street, Sacramento, CA





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CUSIP No. 579489-10-5                13D             Page 5 of 17 Pages


                      95816, the primary business of which is newspaper
                      publishing.
              o       James B. McClatchy during the last five years has not
                      been convicted in a criminal proceeding (excluding
                      traffic violations or similar misdemeanors).
              o       James B. McClatchy during the last five years has not
                      been a party to a civil proceeding of a judicial or
                      administrative body of competent jurisdiction resulting
                      in a judgment, decree or final order enjoining future
                      violations of, or prohibiting or mandating activities
                      subject to, federal or state securities laws or finding
                      any violation with respect to such laws.
              o       Citizenship of James B. McClatchy:  United States.
     (2)      o       Name:  SUSAN McCLATCHY
              o       Foundation office:  Treasurer and Director
              o       Residence or business address:
                      1885 Mountain View Drive
                      Tiburon, CA 94920





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CUSIP No. 579489-10-5                  13D                 Page 6 of 17 Pages


              o       Present principal occupation or employment and the name,
                      principal business and address of any corporation or
                      other organization in which such employment is conducted:
                      None.
              o       Susan McClatchy during the last five years has not been
                      convicted in a criminal proceeding (excluding traffic
                      violations or similar misdemeanors).
              o       Susan McClatchy during the last five years has not been a
                      party to a civil proceeding of a judicial or
                      administrative body of competent jurisdiction resulting
                      in a judgment, decree or final order enjoining future
                      violations of, or prohibiting or mandating activities
                      subject to, federal or state securities laws or finding
                      any violation with respect to such laws.
              o       Citizenship of Susan McClatchy:  United States.
     (3)      o       Name:  WILLIAM K. COBLENTZ
              o       Foundation office:  Secretary and Director





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CUSIP No. 579489-10-5                 13D                 Page 7 of 17 Pages


              o       Residence or business address:
                      222 Kearny Street, 7th Floor
                      San Francisco, CA  94108

              o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                      William K. Coblentz is an attorney at law and senior partner in the law firm (professional corporation) of Coblentz, Cahen, McCabe & Breyer, with offices located at 222 Kearny Street, San Francisco, CA 94108.
              o William K. Coblentz during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
              o William K. Coblentz during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities





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CUSIP No. 579489-10-5                13D              Page 8 of 17 Pages


                      laws or finding any violation with respect to such laws.
              o       Citizenship of William K. Coblentz:  United States.
     (4)      o       Name:  ANNETTE LEIFER
              o       Foundation office:  Director
              o       Residence or business address:
                      Fresno Regional Foundation
                      1999 Tuolumne Street, Suite 600
                      Fresno, CA  93721

              o       Present principal occupation or employment and the name,
                      principal business and address of any corporation or
                      other organization in which such employment is conducted:
                      Executive Director, Fresno Regional Foundation, with a
                      principal business address of 1999 Tuolumne Street, Suite
                      600, Fresno CA, 93721, the primary business of which is
                      philanthropy.
              o       Annette Leifer during the last five years has not been
                      convicted in a criminal proceeding (excluding traffic
                      violations or similar misdemeanors).
              o       Annette Leifer during the last five years has not been a
                      party to a civil proceeding of a judicial or
                      administrative body of competent jurisdiction resulting
                      in a judgment, decree or final order enjoining future
                      violations of, or prohibiting or mandating activities
                      subject to, federal or state securities laws or finding
                      any violation with respect to such laws.
              o       Citizenship of Annette Leifer:  United States.
     (5)      o       Name:  DONALD R. FRANSON, JR.
              o       Foundation office:  Director
              o       Residence or business address:
                      Jory, Peterson & Sagaser
                      555 West Shaw, Suite C-1
                      P.O. Box 5394
                      Fresno, CA 93755

              o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                      Donald R. Franson, Jr. is an attorney at law in the law firm of Jory, Peterson & Sagaser, with offices located at 555 West Shaw, Suite C-1, P.O. Box 5394, Fresno, CA 93755.





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CUSIP No. 579489-10-5                13D                   Page 9 of 17 Pages


              o       Donald R. Franson, Jr. during the last five years has not
                      been convicted in a criminal proceeding (excluding
                      traffic violations or similar misdemeanors).
              o       Donald R. Franson, Jr. during the last five years has not
                      been a party to a civil proceeding of a judicial or
                      administrative body of competent jurisdiction resulting
                      in a judgment, decree or final order enjoining future
                      violations of, or prohibiting or mandating activities
                      subject to, federal or state securities laws or finding
                      any violation with respect to such laws.
              o       Citizenship of Donald R. Franson, Jr.:  United States.
     (6)      o       Name:  A. ALAN POST
              o       Foundation office:  Director
              o       Residence or business address:
                      1900 Rockwood Drive
                      Sacramento, CA  95864

              o Present principal occupation or employment and the name, principal business and address of any corporation or other





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CUSIP No. 579489-10-5                  13D                Page 10 of 17 Pages


                      organization in which such employment is conducted:
                      A. Alan Post is retired.
              o       A. Alan Post during the last five years has not been
                      convicted in a criminal proceeding (excluding traffic
                      violations or similar misdemeanors).
              o       A. Alan Post during the last five years has not been a
                      party to a civil proceeding of a judicial or
                      administrative body of competent jurisdiction resulting
                      in a judgment, decree or final order enjoining future
                      violations of, or prohibiting or mandating activities
                      subject to, federal or state securities laws or finding
                      any violation with respect to such laws.
              o       Citizenship of A. Alan Post:  United States.
     (7)      o       Name:  MERRILY F. WONG
              o       Foundation office:  Director
              o       Residence or business address:
                      Vortran Medical Technologies
                      3941 J Street, Suite 354
                      Sacramento, CA  95819

              o Present principal occupation or employment and the name, principal business and





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CUSIP No. 579489-10-5                 13D                 Page 11 of 17 Pages

                      address of any corporation or other organization in which such employment is conducted: Merrily F. Wong is Director of Communications for Vortran Medical Technologies, a research, development and manufacturing company of aerosol delivery systems for medical uses. Vortran Medical Technologies is located at 3941 J Street, Suite 354, Sacramento, CA 95819.

              o Merrily F. Wong during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
              o Merrily F. Wong during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





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CUSIP No. 579489-10-5                13D              Page 12 of 17 Pages


              o       Citizenship of Merrily F. Wong:  United States.
Item 3.       Source and Amount of Funds or Other Consideration.
  Because the shares to which this Statement relates were not acquired by purchase, Item 3 is not applicable. See Items 4 and 5(a) below.
Item 4.       Purpose of the Transaction.
  On December 31, 1993, the Foundation received 300,000 shares of Class A Common Stock as a gift from Mr. James B. McClatchy. On February 18, 1994, the Foundation received an additional 200,000 shares of Class A Common Stock as a gift from Mr. James B. McClatchy. Depending on market conditions and the needs of the Foundation, the Foundation may continue to hold the shares for investment purposes, or it may from time to time sell all or any part of the shares in privately negotiated transactions, open market sales or in a managed distribution and reinvest or dispose of the proceeds in furtherance of the charitable purposes of the Foundation. In addition, from time to time, the Foundation may acquire additional shares of Class A Common Stock by gift or open market purchases, and hold or dispose of such shares in the same manner and for the same purposes as the shares previously acquired.
  Other than as set forth above, the Foundation has no plans or proposals which relate to or would result in the





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CUSIP No. 579489-10-5                13D                  Page 13 of 17 Pages


acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, or any other of the matters enumerated in Item 4 of Schedule 13D.
Item 5.       Interest in Securities of the Issuer.
  At December 31, 1993, there were 5,100,430 shares of Class A Common Stock issued and outstanding.
  (a)         Amount beneficially owned:        500,000
              Percent of Class:                 9.4%
  (b)         The number of shares as to which the Foundation has:
     (i)      Sole power to vote or direct the vote: 500,000
     (ii)     Shared power to vote or direct the vote:  0
     (iii)    Sole power to dispose or direct the disposition of:  500,000
     (iv)     Shared power to dispose or direct the disposition of:  0
  (c)         None.
  (d)         None.
  (e)         Not applicable.
  The following information as required by Item 5 applies to the Foundation's executive officers and directors:





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CUSIP No. 579489-10-5                13D                 Page 14 of 17 Pages


o    James B. McClatchy
  (a)         Amount beneficially owned:        13,172,198
              Percent of Class:                 72%
  11,078,865 of such shares are beneficially owned pursuant to the provisions of (i) five trusts over which James B. McClatchy, William K. Coblentz, William Ellery McClatchy, William M. Roth and Erwin Potts share joint voting and dispositive power; and (ii) the Will of Charles K. McClatchy, deceased, and Letters Testamentary issued pursuant thereto, by which James B. McClatchy, William K. Coblentz and William Ellery McClatchy share joint voting and dispositive power.
  The filing of this Schedule 13D shall not be construed as an admission that James B. McClatchy is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such 11,078,865 shares.
  (b)         The number of shares as to which James B. McClatchy has:
     (i)      Sole power to vote or direct the vote: 2,093,333
     (ii)     Shared power to vote or direct the vote:  11,078,865
     (iii)    Sole power to dispose or direct the disposition of:  2,093,333
     (iv)     Shared power to dispose or direct the disposition of:  11,078,865





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CUSIP No. 579489-10-5                 13D                 Page 15 of 17 Pages


  (c)         None.
  (d)         None.
  (e)         Not applicable.
o Susan McClatchy is the spouse of James B. McClatchy and may as a result be deemed to own the shares owned by James B. McClatchy.
o    William K. Coblentz
  (a)         Amount beneficially owned:        11,218,240
              Percent of Class:                 70.2%
  11,215,240 of such shares are beneficially owned pursuant to the provisions of (i) five trusts over which William K. Coblentz, James B. McClatchy, William Ellery McClatchy, William M. Roth and Erwin Potts share joint voting and dispositive power; (ii) one trust over which William K. Coblentz, Malcolm Weintraub and R. Burnett Miller share joint voting and dispositive power; and
(iii) the Will of Charles K. McClatchy, deceased, and Letters Testamentary issued pursuant thereto, by which William K. Coblentz, James B. McClatchy and William Ellery McClatchy share joint voting and dispositive power.
  The filing of this Schedule 13D shall not be construed as an admission that William K. Coblentz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such 11,215,240 shares.





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CUSIP No. 579489-10-5                 13D                Page 16 of 17 Pages


  (b)         The number of shares as to which William K. Coblentz has:
     (i)      Sole power to vote or direct the vote: 3,000
     (ii)     Shared power to vote or direct the vote:  11,215,240
     (iii)    Sole power to dispose or direct the disposition of:  3,000
     (iv)     Shared power to dispose or direct the disposition of:  11,215,240
  (c)         None.
  (d)         None.
  (e)         Not Applicable.
o    Annette Leifer does not beneficially own any shares of Class A Common
     Stock.
o Donald R. Franson, Jr. does not beneficially own any shares of Class A Common Stock.
o    A. Alan Post does not beneficially own any shares of Class A Common Stock.
o    Merrily F. Wong does not beneficially own any shares of Class A Common
     Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  The Foundation, its directors and its executive officers are not parties to any contracts, arrangements, understandings or relationships with respect to any securities of McClatchy Newspapers, Inc., including but not limited to the transfer or voting of any of the securities of McClatchy Newspapers, Inc., finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.       Material to be Filed as Exhibits.
              None.





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CUSIP No. 579489-10-5            13D           Page 17 of 17 Pages


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 23, 1994.

                                              By /s/ James B. McClatchy

                                              Title President